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                                                                   EXHIBIT 99.13

ECONOMIC TIMES.

INTERVIEWEE: SURESH VASWANI

ET : The market is concerned about the de-growth of Wipro Infotech. They feel that Infotech is a drag on overall Wipro profits and revenue. Second, when you are focused on Services going forward, what is the use of carrying on the hardware business, especially when the margins are bad and the market is brutal. Thirdly, why can't Wipro merge its two IT businesses, so that there is only consumer care and one IT business?

SURESH VASWANI: If you look at WI, 2 years ago, it was only a products business. Then, over the last 2-2.5 years, we have gone very strong on Infrastructure Management Services front. Then we launched our software business in India. We launched the Consulting business. You are aware of the 01 markets business anyway. So, what we have been going through is a transformation from being a product services vendor to a comprehensive IT Services provider.

When I say IT Services, the product is a part of the service that you have to offer to the customer. Otherwise we are not end-to-end. We have been in this transformation journey over the last 2-2.5 years.. I think we are pretty much there. If you really look at it, our Services business is pretty much heavy. Our Software business has built up a critical mass. Our ME and APAC business again has built up a critical mass. Consulting business has built up a critical mass. Obviously we have to grow more. It's only a matter of time before we become big. So, it has been a conscious strategy to transform Wipro Infotech from a products-services centric business into a complete solutions provider.

Again if you look at this quarter's performance, it's somewhat reflective of that. Our focus is a lot more corporate, government sector, the high-end sector in so far as the market is concerned. Our Services business is showing good growth. Our profitability has been increasing. Which is contra to your statement saying Infotech is a drag. At the end of the day, we have delivered 20% profit increase over the previous year.

So, we are not a drag, as we have been showing a significantly higher profit growth like our consumer care business. So, it is not a drag, it's a business in transformation and in transformation, you are bound to see some ups and downs. The problem with the Infotech business is that 2 years back everyone went through a drag. Whether it was Sun, HP, IBM, everybody went through a drag. We didn't go through so much of a drag. Our revenues declined, our profits declined, we sustained very profitable.

ET : Year on year, your revenues have slipped right?

SURESH VASWANI: This quarter, revenue has slipped; so far as total revenue is concerned. But if you again split that revenue into hardware and services, the services business has grown 22%.

ET: So, you are saying that out of Rs.213 crores, 22% comes from services?

SURESH VASWANI: Out of this Rs.213 crores, 32% is from Services. And that 32% was something like 17% 3 to 4 years back. Just to give you a perspective, it was much lower 3-4 years back. And again this services business contributes substantially to the overall profitability of the business. When we say services, we take our professional services, solutions, consulting and e procurement

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services business. All this combined, services has grown 22% year on year, which is high and not low. And 15% on a sequential basis.

If you analyze the products business, it's more profitable this year compared to the same period last year. So, there is an increase in profits, in gross margin. We cannot be showing an increase in profits by 20% without the 75% of our business being profitable. So, though the revenue has declined, the quantum of profits in the products business has increased. How does this happen? There is no point in focusing on profitless prosperity. We are focusing on profit deals that make overall business sense.

Second is we are moving more and more towards the high end of the market. We do a lot of work with corporates, education and government. The thrust is to get business from those organizations, where we have an overall traction rather than just selling a white box. Because that's a commodity business. I just want to step back on the revenue analysis. It seems to be de-growing but if you analyze various components of the business, you get the true picture. If you look at the Sun side of the business, the UNIX server business, that's showing a 15% growth in USD revenue growth.

But when it translates into rupee terms, we will be showing a decline, for one very simple reason. When the mix of Rs-Dollar business changes in favor of $ business, we don't report that revenue. Our revenues do not include revenues of shipment done by our principals directly to our customers. If that proposition of the business increases, our revenues could decline though we are giving more business to our partners. There has been a shift of our dollar revenues this year vis- a-vis the previous year. Our networking business is way ahead of the market growth and is growing by 26%, storage business is growing more than 100%, and then you have the software products business. So, the segments that we are addressing in these spaces, we are distinctly growing better than market. The skew is happening because of the shift in favor of the dollar mix than a rupee mix. But the dollar business works in our favor because it comes without the hassles of debt, outstanding etc.

ET : So, the dip in revenues from Rs.220 crores last year to Rs.213 crores is due to $ mix, is it?

SURESH VASWANI: Let me complete. Roughly, there is a difference of Rs.40-50 crores. Suppose the sale of hardware is Rs.150 crores, and its 110 Rupee and 40 USD. It will get reported as 110. Now if it shifts the other way round, to 40 Re and 110 USD, then it gets reported as only 40. So, you see a revenue decline but gross sales have actually increased. Which is what has happened in so far as my UNIX server business is concerned. Then speaking of our PC business, we have started focusing much more on the corporate sector. We have completely exited the home and SOHO market. That is a key contributor to the revenue decline. But the profitability has increased compared to the same period last year. We decided not to address a certain segment of the market. And this segment of the market tends to be very lumpy. I win a deal from XYZ Bank for 2000 PCs and I have not shipped it out last quarter, because it came in too late, my revenue will show a de-growth. If I were able to bill that, revenue would have shown a substantial growth. If we ship out the large deals, it looks good in that quarter, if we don't; it looks good in the next few quarters. So, looking at the markets we are addressing, on the PC side, it can be a bit misleading. The third issue on the hardware side is about revenue recognition. The patterns of revenue recognition this year are quite different from what it was a few years back. We may have got a Rs.50 crore deal from XYZ company, but we may not be able to recognize this revenue, because I have not completed the installation. In the past, I would have recognized this revenue as that was the norm of the day. These are the factors that have contributed to the overall revenue decline.

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ET: In terms of profits, what was the profit last year and this year versus the same period?

SURESH VASWANI: This year, it was Rs.14 crores and last year, it was Rs. 11 crores. The operating margin of the business was 5.3% last year. Its 6.6% this year. The PBIT as reported was 11.7 crores last year and is 14 crores this year. And revenue was Rs.220 crores last year and Rs.213 crores this year. So, revenue decline is marginal. But in this, Services has grown 22%, but we are still declining by that 2-3% because of the apparent hardware revenue that has come down by roughly 10%.

ET : If services has grown 22%, how much was it last year?

SURESH VASWANI: 22% is the growth but the % composition in our overall turnover is 32%.

ET : So, what you are trying to say is that you are seeing a remarkable growth in your Services business, which is good for you since the margins you say is a lot better in services. Is that how it works?

SURESH VASWANI: Just to comment on what you said, which is Infotech is a drag, let us address that. We are not a drag because it is becoming inherently more profitable. You are seeing an increase in operating margin. The services business is growing very rapidly. Our APAC and ME business which is also services and solutions is growing very well, completely doubled its revenues this quarter. The hardware business is becoming more profitable. I would rather sell hardware to those customers where I will get services and solutions rather than to a home customer.

On all factors, it is a plus as far as overall business is concerned. And the hardware business is strategic because what we do in the hardware business contributes a lot to the services business. Even the PC business, where we sell to the corporates, has a huge upside to the services business. If he buys PCs, he will need maintenance and if he buys a large numbers of PCs, he will need Infrastructure services. So, it's the whole mix you must look at, which is powerful.

ET: Indication prima facie is that there is a drop in business. OM is going up, that's fine.

SURESH VASWANI: Profit has grown 20%. That's a big thing.

ET : But the overall revenue figures have dipped. How do you explain this s.40-50 crore decline?

SURESH VASWANI: But I explained that to you. One is the change in USD-Rs. Mix. So, if I am getting more customers who directly want to import rather than buying from me, that will result in revenue decline. See, the key indicator of the health of the business is that profitability of the hardware business is improved. If I am showing 20% profit increase and if my 70% of the business is not delivering, you can never show a 20% profit increase. We are picking up more business oriented deals rather than just box deals. The third change is some change in revenue recognition norms.

It's pretty unique in what we have versus what most of our competition. Because this has possibility of scaling up quite well. We are addressing the ME, APAC and Indian solutions market. If you look at it from a future perspective, the growth markets arte really these markets. So, we have a unique positioning advantage.

ET : Do you break up this Rs.213 crores?

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SURESH VASWANI: 32% comes from services. Balance is from products.

ET : This particular mix, how is this going to be in future?

SURESH VASWANI: I think both are going to grow. Certainly we are going to see an increase in so far as the hardware revenues are concerned. Given the fact that the HW business is larger because of the quantum of material that we supply, it will be broadly in this range. A few % points here and there. A 6 is to 4 ratio is a good ratio.

ET : Do you report geo wise revenue figures?

SURESH VASWANI: I don't think we can give that to you. But APAC and ME for us is a significant part of our Services business.

KIRAN : I can give you overall contribution of APAC in Wipro ltd.

SURESH VASWANI: The APAC and ME part of the business is going to see good growth. We have really started from a zero base and have built up the business. The services and software part of the mix will actually increase. The 32 could become more and more as we go ahead.

ET: Do you feel your homegrown part of the business like PCs and servers is showing good traction? Do you see any sense in continuing that?

SURESH VASWANI: We see immense sense in continuing it. Every business has to be inherently profitable. In the PC business, we are driven by the ability to build longer-term customer relationship rather than just getting a deal. There may be different operating margins for different businesses. Our PC business is much more tuned towards ROCE. You will not make margins as much as in the services business but your capital employed can be good. It makes sense to be there in the PC business as it makes sense for the brand. Its creating a base for us to build so much more.

ET : Why do you see potential in the APAC and ME. Are there no competitors in that market?

SURESH VASWANI: We have been winning good deals in ME. We have been winning some high-end system integration deals there. These are inherently different from what we do globally. Here, there isn't too much of cost play. There is no offshore business, which is 1/5th, the cost of onsite business. Its all onsite business.

ET : Are these kind of deals profitable to you? Despite the projects being predominantly onsite?

SURESH VASWANI: Certainly yes. It's the value we deliver there. When we do SAP sustenance in ME, we compete with global firms. We are a clean clear-cut success story in ME. Not too many people have been able to build the kind of traction we have been able to. Because of the focus we have. Its also the advantage of being part of an overall global organization.

ET : Do you win on cost advantage?

SURESH VASWANI: Its not merely a cost advantage. The fact is that we are a global player with global presence and this is understood in the ME. Secondly, sentiment is beginning to shift to Indian global players like us. Third, is that there is a better cultural fit. More often than not, many

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people who are making decisions there are from this part of the world. We are putting some of our best quality resources there. ME is also a word-of-mouth market. You do a bad job and you are done. Do a good job and you will grow. We have been doing an excellent job.

ET : Where do you see your play in India?

SURESH VASWANI: We are doing some good projects in India. We are addressing the market absolutely at the right time. You will increasingly find that this business will contribute much more. In the ME itself today, we have more than 200 people working there. We have a reasonable sized office in UAE and we have opened up a reasonable sized office in KSA which includes a technical competency center where we will train Saudi nationals on SAP.

ET : 200 people are out of a total head count of....?

SURESH VASWANI: We have 1852 employees as on 30th September 2003. This excludes our franchisees.

ET : Purely for housekeeping, in hardware, you are Sun's largest dealer right?

SURESH VASWANI: We are Sun's largest enterprise distributor in South Asia market.

ET : You also push IBM boxes?

SURESH VASWANI: Yes, in the RISC-UNIX space. We are more system integrators than just a box reseller. Plus we have our own range of products-storage, desktops etc. Any technology player who comes to India wants to tie up with us. That's the bottom line. We also have our own range of servers- from entry level to mid range PC based servers.

ET : you were saying something about margins in hardware business going down. Pls comment.

SURESH VASWANI: I had said that the hardware business where the revenues had declined had reported a better gross margin. I am not talking percentages but absolute numbers. To us, its a good performance. The business looks profitable overall. Services is going up. New areas of opportunity are growing in triple digits. We are addressing the hardware market in a more focused way. We are happy with our performance. But any business can always do better.

ET : Q3 and Q4 have been traditionally good quarters right?

SURESH VASWANI: Q2 was good. Q1 was also a profit increase.

ET : Q1, I think you made a loss?

SURESH VASWANI: No loss. Wipro Infotech has never made a loss. We may have gone down in profitability but we were profitable. I am positioning myself as a strong complete IT Services provider in domestic, APAC and ME space. With the advantage of a lot of common buses with the global IT Services space.